Exhibit 1

ASX announcement

8 May 2003

ANDA filed for Ondansetron

Mayne today advised that as part of its US subsidiary’s (Faulding Pharmaceutical Co) ongoing development of the pharmaceuticals product pipeline, an Abbreviated New Drug Application (ANDA) has been filed with the US Food & Drug Administration for certain injectable presentations of ondansetron, the generic version of the Glaxo Smith Kline anti-nauseant, Zofran®.

Zofran® is indicated for the treatment of nausea associated with certain types of cancer therapies. Current sales of the injectable form of Zofran® in the US are estimated to be approximately US$500 million dollars.

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